Exhibit 99.1

REPLICEL LIFE SCIENCES INC.

INDEPENDENT AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

For the year-ended December 31, 2015

(Stated in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Independent Auditor’s Report

To the Shareholders of RepliCel Life Sciences Inc.

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014 and the consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of RepliCel Life Sciences Inc. as at December 31, 2015 and 2014 and its financial performance and its cash flows for the years ended December 31, 2015, 2014, and 2013 in accordance with International Financial Reporting Standards.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 2(a) in the accompanying financial statements which indicates the Company has incurred operating losses since inception, has a working capital deficiency, and a deficiency in shareholder’s equity, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

(Signed) "BDO Canada LLP"

Chartered Professional Accountants

Vancouver, British Columbia
April 27, 2016

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

	Notes	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents		$175,791	$535,114
Guaranteed Investment Certificate		-	1,500,000
Sales taxes recoverable		25,816	29,109
Prepaid expenses and deposits		193,213	51,182
		394,820	2,115,405
Non-current assets
Equipment	7	21,100	25,883
Total assets		$415,920	$2,141,288

Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	$1,017,701	$331,435

Non-current liabilities
Warrants denominated in a foreign currency	8g	-	3,633
Total liabilities		1,017,701	335,068

Shareholders’ equity
Common shares	8	16,498,743	14,047,244
Contributed surplus	8	3,403,869	3,219,355
Accumulated deficit		(20,504,393)	(15,460,379)
Total shareholders’ equity (deficiency)		(601,781)	1,806,220
Total liabilities and shareholders’ equity		$415,920	$2,141,288

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Lee Buckler”
Director	Director

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Comprehensive Loss
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

	December 31, 2015	December 31, 2014	December 31, 2013
Revenue
Licensing fees (Note 9)	$-	$-	$4,120,400

Expenses
Research and development (Note 10)	2,319,830	1,942,877	1,561,963
General and administrative (Note 6, 7, and 10)	2,727,098	3,267,739	2,175,209
Income (loss) before other items	(5,046,928)	(5,210,616)	383,228
Other items:
Change in fair value of warrants denominated in a foreign currency (Note 8g)	3,633	(7,695)	(140,182)
Foreign exchange gain (loss)	(15,452)	3,502	(10,361)
Interest income	14,733	16,398	-
Scientific research and development credit (Note 12)	-	-	150,783
Net income (loss) before tax	(5,044,014)	(5,198,411)	383,468
Income tax (Note 9, 11)	-	-	(412,040)
Total comprehensive loss	$(5,044,014)	$(5,198,411)	$(28,572)
Basic and diluted loss per share	$(0.09)	$(0.10)	$(0.00)

Weighted average shares outstanding	56,875,443	50,904,852	45,246,932

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Cash Flows
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

	December 31, 2015	December 31, 2014	December 31, 2013

Operating activities
Comprehensive loss	$(5,044,014)	$(5,198,411)	$(28,572)
Add items not involving cash:
Depreciation	6,975	7,606	6,125
Stock-based compensation	131,714	784,395	395,092
Change in fair value of warrants	(3,633)	7,695	140,182

Changes in non-cash working capital balances:
Sales taxes recoverable	3,293	(4,605)	23,209
Prepaid expenses and deposits	(142,031)	(4,614)	5,326
Accounts payable and accrued liabilities	686,266	(37,920)	(46,770)
Net cash provided by (used in) operating activities	(4,361,430)	(4,445,854)	494,592

Investing activities
Guaranteed Investment Certificate	1,500,000	(1,500,000)	-
Purchase of Equipment	(2,192)	(10,165)	(7,854)
Net cash used in investing activities	1,497,808	(1,510,165)	(7,854)

Financing activities
Gross proceeds on issuance of common shares	2,645,259	3,990,125	1,133,651
Proceeds on issuance of shares on exercise of warrants	-	834,218	-
Finder’s fee	(140,960)	(291,215)	(46,670)
Net cash provided by financing activities	2,504,299	4,533,128	1,086,981

Increase (decrease) in cash and cash equivalents during the year	(359,323)	(1,422,891)	1,573,719

Cash and cash equivalents, beginning of the year	535,114	1,958,005	384,286

Cash and cash equivalents, end of the year	$175,791	$535,114	$1,958,005

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity
For the year ended December 31, 2015
(Stated in Canadian Dollars)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2015	54,947,288	$14,047,244	$-	$3,219,355	$(15,460,379)	$1,806,220
Shares issued for cash at CAD $0.31 – Note 8(b)	8,533,093	2,645,259	-	-	-	2,645,259
Finders fees – Note 8(b)	-	(193,760)	-	52,800	-	(140,960)
Stock based compensation – Note 8	-		-	131,714	-	131,714
Net loss for the year	-	-	-	-	(5,044,014)	(5,044,014)
Balance, December 31, 2015	63,480,381	$16,498,743	$-	$3,403,869	$(20,504,393)	$(601,781)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2014	48,118,609	$9,430,914	$-	$2,305,713	$(10,261,968)	$1,474,659
Shares issued upon exercise of warrants for cash at US $0.50 – Note 8(b)	1,508,512	1,046,667	-	-	-	1,046,667
Shares issued for cash at CAD $0.75 – Note 8(b)	5,320,167	3,990,125	-	-	-	3,990,125
Finders fees – Note 8(b)	-	(420,462)	-	129,247	-	(291,215)
Stock based compensation – Note 8	-		-	784,395	-	784,395
Net loss for the year	-	-	-	-	(5,198,411)	(5,198,411)
Balance, December 31, 2014	54,947,288	$14,047,244	$-	$3,219,355	$(15,460,379)	$1,806,220

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity
For the year ended December 31, 2015
(Stated in Canadian Dollars)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2013	45,025,054	$8,319,082	$24,851	$1,910,621	$(10,233,396)	$21,158
Shares issued for cash at CAD $0.31 – Note 8(b)	2,043,555	633,502	(24,851)	-	-	608,651
Shares issued for cash at CAD $0.50 – Note 8(b)	1,050,000	525,000	-	-	-	525,000
Finders fees – Note 8(b)	-	(46,670)	-	-	-	(46,670)
Stock based compensation – Note 8	-		-	395,092	-	395,092
Net earnings for the year	-	-	-	-	(28,572)	(28,572)
Balance, December 31, 2013	48,118,609	$9,430,914	$-	$2,305,713	$(10,261,968)	$1,474,659

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

1.	Corporate Information
RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967 but was continued from Ontario to British Columbia on June 22, 2011.  The Company’s reporting jurisdiction is British Columbia.  Its common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging.
The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

These consolidated financial statements for the year-ended December 31, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The financial statements were authorized for issue by the Board of Directors on April 27, 2016.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

a)	Going Concern of Operations
These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations.  At December 31, 2015 the Company, is in the research stage, has accumulated losses of $20,504,393 since its inception and expects to incur further losses in the development of its business.  As at December 31, 2015 the Company has a working deficit of $622,881 (2014: working capital of $1,783,970) and a deficiency in equity of $601,781 (2014: equity of $1,806,220), and will require additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern.
The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

3.	Critical Accounting Estimates and Judgements
RepliCel makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.
The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.
Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in these financial statements are discussed below:

Share Based Payments and Derivatives Liabilities related to Equities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8(d).

Similar judgement and estimates to the share-based payments are used to determine the fair value of derivative liabilities related to warrants denominated in U.S. dollars.  The assumptions and models used for estimating the fair value for derivative liabilities are disclosed in Note 8(g).

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company will recognize deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies
The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

a)    Cash and cash equivalents
Cash and cash equivalents include cash on hand with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

b)	Guaranteed Investment Certificate
Cash deposits with original maturities greater than three months, and are not redeemable before maturity, are recorded in guaranteed investment certificates.

c)	Equipment

Recognition and Measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and Losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in profit or loss.

Depreciation

Depreciation and amortization rates applicable to each category of equipment are as follows:

Furniture and equipment	20%
Computer equipment	30%

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

4.        Summary of Significant Accounting Policies - continued

d) Impairment of Non-Financial Assets
Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Where the carrying value of an asset exceeds its recoverable amounts, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.
Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.  The Company has one cash-generating unit for which impairment testing is assessed.
An impairment loss is charged to the profit or loss, except to the extent it reverses gains previously recognized in other comprehensive loss/income.

e) Revenue
Revenue consists of an upfront fee received under a Collaboration and Technology Transfer Agreement. The Company recognizes revenue when (i) the entity has transferred to the buyer the significant risks and rewards of ownership of the intellectual property, (ii) the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the intellectual property, (iii) the amount of revenue can be measured reliably, (iv) it is probable that the economic benefits associated with the transaction will flow to the entity, and (vi) the costs incurred or to be incurred in respect of the transaction can be measured reliably. Licensing revenue, in the form of non-refundable upfront payments, is recognized at the date the Company no longer maintains substantive contractual obligations.

f) Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

The number of shares potentially issuable at December 31, 2015 that were not included in the computation of loss per share totaled 23,497,856 (2014: 14,560,055; 2013: 9,678,601) consisting of 4,840,000 (2014: 4,890,000; 2013: 3,810,000) outstanding stock options; 1,700,000 (2014: 1,700,000; 2013: 1,700,000) contingently issuable common shares held in escrow to be released upon the occurrence of certain milestones (Note 8(f)); 16,503,148 warrants (2014: 7,970,055; 2013: 4,168,601); and 454,708 agents’ options (2014: Nil; 2013: Nil) (Note 8(i)).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

g)    Income Taxes

Income tax expense comprises of current and deferred tax.  Current and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years.  Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

•	the initial recognition of goodwill;
•	the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
•	investments in subsidiaries and jointly controlled entities where the Company is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities/(assets) are settled/(recovered).

Deferred tax assets and liabilities are offset when the Company has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

•	the same taxable group company; or
•	different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

h)	Scientific research and development credit

Scientific research and development credits are received on capital expenditure and are generally deducted in arriving at the carrying amount of the asset purchased. Grants relating to expenditure are recorded in other income when received.

i)	Intangible Assets

Externally acquired intangible assets

Externally acquired intangible assets are initially recognised at cost and subsequently amortised on a straight-line basis over their useful economic lives.

In-process research and development programmes acquired in business combinations are recognised as an asset even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalised if it can be demonstrated that:

• it is technically feasible to develop the product for it to be sold;
• adequate resources are available to complete the development;
• there is an intention to complete and sell the product;
• the Company is able to sell the product;
• sale of the product will generate future economic benefits; and
• expenditure on the project can be measured reliably.

Capitalized development costs are amortised over the periods the Company expects to benefit from selling the products developed.  Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognised in the consolidated statement of comprehensive income as incurred.
The Company expenses research costs until such time FDA approval from the Federal Drug Administration is obtained.

j) Foreign Currency Translation
Foreign currency accounts are presented in Canadian dollars, which is also the functional currency.
At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into Canadian dollars by the use of the exchange rate in effect at that date.  At the year-end date, unsettled monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at the year-end date and the related translation differences are recognized in net income.
Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated.  Non-monetary assets and liabilities that are measured at fair value or a re-valued amount are translated into Canadian dollars by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

k)	Share-based Payments
The Company adopted a stock option plan during the year ended December 31, 2010 (Note 8(c)).  In addition, certain of the Company’s founders have entered into option agreements with consultants and employees of the Company.
Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in contributed surplus in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized as stock based compensation expense (Note 8(c)).

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.  No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a binomial model. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized as employee benefits expense.

l)  Leased assets
Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Company (a "finance lease"), the asset is treated as if it had been purchased outright.  The amount initially recognised as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease.  The corresponding lease commitment is shown as a liability.  Lease payments are analyzed between capital and interest.  The interest element is charged to the consolidated statement of comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability.  The capital element reduces the balance owed to the lessor.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued
Where substantially all of the risks and rewards incidental to ownership are not transferred to the Company (an "operating lease"), the total rentals payable under the lease are charged to the consolidated statement of comprehensive income on a straight-line basis over the lease term.  The aggregate benefit of lease incentives is recognized as a reduction of the rental expense over the lease term on a straight-line basis.

m)   Events After the Financial Position Date
Events after the financial position date that provide additional information about the Company’s position at the financial position date (adjusting event) are reflected in the consolidated financial statements. Events after the financial position date that are not adjusting events, if any, are disclosed when material to the consolidated financial statements.

n)	Financial Instruments
The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.
Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.
Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost.  Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.
Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.  Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued
Financial assets are derecognized when the rights to receive cash flows from the underlying instruments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.
At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.
As of December 31, 2015, the Company has derivative liabilities of $Nil (2014: $3,633) in warrants denominated in a foreign currency.

The Company classifies its financial instruments as follows:

Cash and cash equivalents	loans and receivables
Guaranteed investment certificates	loans and receivables
Accounts payable and accrued liabilities	other financial liabilities
Warrants denominated in a foreign currency	fair value through profit and loss

Fair value measurement hierarchy

IFRS 7 requires certain disclosures which require the classification of financial assets and financial liabilities measured at fair value using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurement (see note 4). The fair value hierarchy has the following levels:

(a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
(b)      inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and
(c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The level in the fair value hierarchy within which the financial asset or financial liability is categorised is determined on the basis of the lowest level input that is significant to the fair value measurement.  Financial assets and financial liabilities are classified in their entirety into only one of the three levels.
Impairment of Financial Assets
At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired.  If such evidence exists, the impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate.  The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.  Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued
o)    Share Capital
Equity instruments are contracts that give a residual interest in the net assets of the Company.  Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.
The Company’s ordinary shares are classified as equity instruments.

5.	Accounting Standards, Amendments and Interpretations

a)	New Standards, Amendments and Interpretations Effective for the first time from January 1, 2015
Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2015 or later periods.
There were no new standards or interpretations effective for the first time for periods beginning on after January 1, 2015 that had a significant effect on these consolidated financial statements.
b)	Standards, Amendments and Interpretations Not Yet Effective
Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2015. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application.  In all cases the Company intends to apply these standards from application date as indicated below:

•	Amendment to IFRS 7, Financial Instruments: Disclosure
Amended to require additional disclosures on transition from IAS 39 to IFRS 9.  Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

•	IFRS 9 Financial Instruments
IFRS 9 reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9.  The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

•	IFRS 15 Revenue from Contracts with Customers
The standard replaces IAS 18 Revenue and IAS 11 Construction contracts, and contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time.  The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.  IFRS 15 is effective for annual periods beginning on January 1, 2018.  Currently, no impact on the Company’s consolidated financial statements is expected.

•	IFRS 16 Leases
The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting accounting treatment similar to finance leases under IAS 17 Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)
5.	Accounting Standards, Amendments and Interpretations- continued

        There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

6.	Reverse Takeover Transaction and 583885 B.C. Ltd.
On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel (formerly Newcastle Resources Ltd.) acquired the issued and outstanding shares of TrichoScience. Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer. 3,400,000 shares of RepliCel controlled by the Company’s Chief Executive Officer were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$0.50 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$0.50.
At December 31, 2015, there were 1,700,000 common shares held in escrow and no performance conditions were met (year ended December 31, 2014 no performance conditions were met). Stock based compensation of $nil (representing the fair value of the shares issued) was recognized for these shares during the year ended December 31, 2015 (December 31, 2014: $nil) The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance. Subsequent to year-end, 1,100,000 shares were released from escrow and the remaining 600,000 shares still in escrow were returned to the Company.

7.	Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2014	$14,249	$39,559	$53,808
Additions	-	2,192	2,192
Disposals	-	-	-
At December 31, 2015	14,249	41,751	56,000
Depreciation: At December 31, 2014	7,496	20,429	27,925
Charge for the year	1,253	5,722	6,975
Elimination on disposal	-	-	-
At December 31, 2015	8,749	26,151	34,900
Net book value at December 31, 2015	$5,500	$15,600	$21,100

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

7. Equipment - continued

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2013	$14,249	$29,394	$43,643
Additions	-	10,165	10,165
Disposals	-	-	-
At December 31, 2014	14,249	39,559	53,808
Depreciation: At December 31, 2013	5,958	14,361	20,319
Charge for the year	1,538	6,068	7,606
Elimination on disposal	-	-	-
At December 31, 2014	7,496	20,429	27,925
Net book value at December 31, 2014	$6,753	$19,130	$25,883

8.	Share Capital

a)	Authorized:

Unlimited common shares without par value
Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

b)  Issued and Outstanding:

During the year-ended December 31, 2015:

(i)	The Company completed a private placement consisting of a total of 6,575,093 units at a price of $0.31 per unit for total gross proceeds of $2,038,279. Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of three years from the closing of the private placement at a price of $0.51 per share. Finder’s fees of $94,881 were paid in cash and 306,068 agent’s options where each agent’s option entitles the agent the option to purchase one unit (“Agent’s Unit”) of the Company at a price of $0.31 per Agent’s Unit expiring two years from the closing of the private placement. Each Agent’s Unit consists of one common share of the Company and one common share purchase warrant, which entitles the agent to purchase one additional common share expiring June 25, 2017 at a price of $0.51 per share. The fair value of the agent’s options have been estimated using the Binomial option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 80%; (3) a risk-free interest rate of 0.62%; (4) an expected life of 24 months. The value assigned to the agent’s warrants was $36,422.

(ii)	The Company completed a private placement consisting of a total of 1,958,000 units at a price of $0.31 per unit for total gross proceeds of $606,980. Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $0.40 per share. Finder’s fees of $46,079 were paid in cash and 148,640 agent’s options where each agent’s option entitles the agent the option to purchase one unit (“Agent’s Unit”) of the Company at a price of $0.31 per Agent’s Unit expiring two years from the closing of the private placement. Each Agent’s Unit consists of one common share of the Company and one purchase warrant, which entitles the agent to purchase one additional common share expiring two years

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

8.            Share Capital- continued

from the closing of the private placement at a price of $0.40 per share.  The fair value of the agent’s options have been estimated using the Binomial option pricing model.  The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 80%; (3) a risk-free interest rate of 0.50% - 0.61%; (4) an expected life of 24 months.  The value assigned to the agent’s warrants was $16,378.

During the year-ended December 31, 2014:

(i)	The Company issued common shares upon the exercise of warrants that had been issued February 28, 2012 through April 20, 2012. The Company issued 1,508,512 common shares at a price of US$0.50 per share for gross proceeds of $834,218, plus $212,449 being the fair value of the warrants on the date of exercise (note 7(g)). A total of $1,046,667 was recognized in common stock.

(ii)	The Company completed private placements consisting of a total of 5,320,167 units at a price of $0.75 per unit for total gross proceeds of $3,990,125. Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $1.00 per share during the first year and $1.25 per share during the second year. Finder’s fees of $291,215 were paid in cash, and 356,333 agent’s warrants with a 24 month life, and an exercise price of $0.75 per agent’s warrant were issued. The fair value of the agent’s warrants have been estimated using the Black-Scholes option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 89%; (3) a risk-free interest rate of 1.06%; (4) an expected life of 24 months. The value assigned to the agent’s warrants was $129,247.

During the year-ended December 31, 2013:

(i)	The Company completed private placements totaling 2,043,555 units at a price of $0.31 per unit for gross proceeds of $633,502, of which $24,851 was included in share subscriptions at December 31, 2012. A finder’s fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consisted of one common share and one common share purchase warrant which entitles the holder to purchase an additional common share at $0.50 per share for a period of 24 months from the closing of the private placement.

(ii)	The Company completed a private placement of 1,050,000 common shares at a price of $0.50 per share for gross proceeds of $525,000. A finder’s fee of $36,750 was paid in cash in connection with the private placement.

c)   Stock Option Plans:

(i)	On May 21, 2014, the Company approved a Stock Option Plan whereby the Company may grant stock options to directors, officers, employees and consultants. The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant. The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

(ii)	Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share expiring after 6 to 7 years. Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement. All other terms remained the same. This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

8.	Share Capital - continued

d)  Fair value of Company Options Issued from January 1, 2013 to December 31, 2015

During the year ended December 31, 2015, 150,000 options were granted to employees and consultants of the Company, and Nil options were cancelled (2014: 1,280,000 granted, and nil canceled; 2013: 2,000,000 granted, and nil cancelled).  During the year ended December 31, 2015, 200,000 options (2014: 200,000; 2013: 1,840,000) were forfeited.  The range of exercise price is $0.36 to $0.85, expected life of five to seven years, and vesting over one year to three years from the date of grant.
The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:
	2015	2014	2013
Risk fee rate	0.77%	1.69%	2.07%
Expected life (years)	5	5	7
Volatility	80%	89%	89%
Expected Dividend	$-	$-	$-
Expected forfeiture rate	0%	0%	0%
Exercise price	$0.36	$0.64	$0.51
Grant date fair value	$0.23	$0.52	$0.33

The volatility assumption is based on the pattern and level of historical volatility of a sample of entities in the life sciences industry for the first seven years in which the shares of those entities were publicly traded.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

e)   Stock-based Compensation

The Company recognized a fair value of $105,714 as stock based compensation expense for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements; $26,000 for the extension of warrants issued to a related party,  $nil for the release of escrow shares, and $nil for the fair value of warrants denominated in a foreign currency which were issued as compensation in the statement of comprehensive loss for the year-ended December 31, 2015; (For the year-ended December 31, 2014 - $784,395, $nil, $nil, and $nil respectively and for the year-ended December 31, 2013 - $395,092, $nil, $nil, and $nil respectively).
A summary of the status of the stock options outstanding under the Company Stock Option Plan for the years ended December 31, 2015, 2014 and 2013 is as follows:

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

8.	Share Capital – continued
	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2015	4,890,000	$0.67
Granted	150,000	$0.36
Exercised	-	-
Forfeited	(200,000)	$0.97
Cancelled	-	-
Outstanding, December 31, 2015	4,840,000	$0.71
Exercisable, December 31, 2015	4,555,000	$0.72

Outstanding, January 1, 2014	3,810,000	$0.64
Granted	1,280,000	$0.64
Exercised	-	-
Forfeited	(200,000)	$0.65
Cancelled	-	-
Outstanding, December 31, 2014	4,890,000	$0.67
Exercisable, December 31, 2014	4,197,500	$0.69

Outstanding, January 1, 2013	3,650,000	$0.98
Granted	2,000,000	$0.51
Exercised	-	-
Forfeited	(1,840,000)	$1.25
Cancelled	-	-
Outstanding, December 31, 2013	3,810,000	$0.64
Exercisable, December 31, 2013	2,447,500	$0.65

f)  Escrow Shares

a)	In connection with the acquisitions described in Note 6, at December 31, 2015:

i)	1,700,000 (December 31, 2014: 1,700,000; December 31, 2013: 1,700,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. During the year ended December 31, 2015, no shares were released from escrow (year-ended December 31, 2014: nil; year-ended December 31, 2013: nil). The Company recognized a fair value of $nil, (December 31, 2014: $nil; December 31, 2013: $nil) as stock based compensation expense in the statement of operations for the period. During the year ended December 31, 2015, nil shares were released from escrow (December 31, 2014: nil; December 31, 2013: nil). Subsequent to year-end, 1,100,000 shares were released from escrow and the remaining 600,000 shares still in escrow were returned to the Company.

ii)	Nil (December 31, 2014: Nil; December 31, 2013: 1,754,894) common shares are being held in escrow under a pooling agreement and were subject to a timed release schedule under which:
a)	15% were released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);
b)	15% were released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;
c)	the remaining 10% were released on the first day of the ninth fiscal quarter after the First Quarter.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

8.	Share Capital - continued

During the year ended December 31, 2015, Nil (December 31, 2014: 1,754,894; December 31, 2013: 12,744,262) common shares were released from escrow in accordance with the terms of a pooling agreement.  As at December 31, 2015, all the common shares have been released from the pooling arrangement. The releases of the shares from escrow are non-compensatory.

As the release of these shares is certain, they have been included in the calculation of loss per share.

On January 13, 2014, the Company’s common shares commenced trading on the TSX Venture Exchange as a Tier 1 issuer under its current trading symbol “RP”. RepliCel’s common shares were delisted from the Canadian Securities Exchange at the close of trading on January 10, 2014. In connection with the Company’s listing on the TSX Venture Exchange, 23,508,682 common shares, which represented approximately 49% of the Company’s issued and outstanding shares, were escrowed, with 25% of the escrowed shares being released upon listing and a further 25% every six months. In addition, stock options to acquire up to 1,400,000 shares are also subject to escrow under the same release schedule.  At December 31, 2015, all of the shares and stock options held under escrow have been released.  The releases of the shares from escrow are non-compensatory.

g)  Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding, January 1, 2014	2,125,000	US$ 0.68
Exercised	(1,508,512)	US$ 0.50
Expired	(366,534)	US$ 0.50
Outstanding, January 1, 2015	250,000	US$ 2.00
Exercised	-	-
Expired	-	-
Outstanding, December 31, 2015	250,000	US$ 2.00

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s consolidated statement of financial position and are fair valued at each reporting period.

During the year-ended December 31, 2015, no warrants were exercised.

During the year-ended December 31, 2014, 1,508,512 warrants were exercised for US$0.50 per warrant.  The Company issued 1,508,512 common shares for cash proceeds of $834,218 (see note 8(b)).  The warrants entitle holders to purchase an aggregate of 250,000 common shares.  The assumptions used to determine the fair value of $3,633 at December 31, 2014 were as follows: (1) risk-free rate of 1.00%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 17 months; (5) share price of US$0.32; and (6) an exercise price of US$2.00.

During the year-ended December 31, 2013, the Company amended the exercise price of the warrants expiring March 1, 2014, March 29, 2014, April 18, 2014 and April 20, 2014 from US$2.50 to US$0.50 per share. The assumptions used to determine the fair value of $208,387 at December 31, 2013 were as follows: (1) risk-free rate of 1.10% – 1.14%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 2 – 29 months; (5) share price of US$0.50; and (6) an exercise price of US$0.50 – US$2.00.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

8.     Share Capital - continued

The change in the fair value of the warrants for the year-ended December 31, 2015 was a gain of $3,633 (December 31, 2014 – loss of $7,695; December 31, 2013 – loss of $140,182) and was recorded in the consolidated statement of comprehensive loss.

	December 31, 2015	December 31, 2014
Warrants denominated in a foreign currency, opening balance	$3,633	$208,387
Fair value of warrants issued	-	-
Fair value of warrants exercised (note 8(b))	-	(212,449)
Change in fair value of warrants	(3,633)	7,695
Warrants denominated in a foreign currency, closing balance	$-	$3,633

h)   Warrants

The continuity of the number of warrants, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Expiry
May 12, 2012	250,000	US$ 2.00	May 17,2016(Note 8(g))
April 10, 2013	1,643,555	CAD$ 0.50	April 10, 2016
May 21, 2013	400,000	CAD$ 0.50	May 21, 2016
May 9, 2014	3,717,167	CAD$ 1.00	May 9, 2016
May 9, 2014	297,373	CAD$ 0.75	May 9, 2016
May 21, 2014	737,000	CAD$ 1.00	May 21, 2016
May 21, 2014	58,960	CAD$ 0.75	May 21, 2016
June 16, 2014	866,000	CAD$ 1.00	June 16, 2016
June 25, 2015	6,575,093	CAD$ 0.51	June 25, 2018
November 20, 2015	1,739,000	CAD$ 0.40	November 20, 2017
December 23, 2015	219,000	CAD$ 0.40	December 23, 2017
Outstanding, December 31, 2015	16,503,148	CAD$ 0.65

On April 20, 2015, the Company extended the warrant expiry dates of 1,643,555 warrants issued April 10, 2013 to April 10, 2016, and extended the warrant expiry dates of 400,000 warrants issued May 21, 2013 to May 21, 2016.

Subsequent to year-end, the Company further amended the terms on these warrants as per the disclosure in Note 18.

i)	Agent’s Options

The number of agent’s options outstanding at December 31, 2015, each exercisable into one unit of the Company, is as follows:

	Agent’s Options Outstanding	Weighted Average Exercise Price	Expiry
June 25, 2015	306,068	$0.31	June 25,2017(Note 8(b))
November 20, 2015	139,120	$0.31	November 20,2017(Note 8(b))
December 23, 2015	9,520	$0.31	December 23,2017(Note 8(b))
Outstanding, December 31, 2015	454,708	$0.31

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

9.	Licensing Revenue

On July 9, 2013, the Company entered into a Collaboration and Technology Transfer Agreement (the “Agreement”) with Shiseido Company, Limited (“Shiseido”).  The agreement provided the Company with an upfront payment of $4,120,400 (¥400,000,000), less withholding taxes of $412,040, for the transfer of technology to Shiseido to develop and commercialize the Company’s technologies to treat hair loss and promote growth with cell-based technology within certain territories (Japan, China, South Korea, Taiwan, and ASEAN Countries).  Under the agreement, the collaboration between Shiseido includes the disclosure and discussion of future clinical trials and related documentation in relation the transferred technology.  Each party is responsible for its own costs and expenses.  The Company is also eligible to receive future milestone payments and royalties. The Company determined that the future milestone payments and royalties were substantive and contingent, and did not allocate any of the upfront consideration to these milestones.  The Company’s responsibility with respect to the collaboration is limited to the transfer of technology to Shiseido (completed).  Shiseido is responsible for all further development of the transferred technology within the territories described above.

At inception of the arrangement, the Company determined that the full amount of the upfront payment ($4,120,400) was the value of the technology transferred as Shiseido is responsible for all future development of the transferred technology.  Accordingly, no amount of the upfront fee was allocated to future research and development.  The Company did not receive any additional milestone payments or royalties during the year ended December 31, 2015 (2014: $nil; 2013: $nil).

The total revenue recognized under this arrangement was $nil, $nil, and $4,120,400 for the years ended December 31, 2015, 2014 and 2013, respectively.
10.	Related Party Transactions
Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2015	December 31, 2014
Companies controlled by directors of the Company	$72,916	$-
Directors or officers of the Company	142,887	9,127
	$215,803	$9,127

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the amount established and agreed to by the parties.

	December 31, 2015	December 31, 2014	December 31, 2013
Research and development	$233,910	$257,558	$258,180
	$233,910	$257,558	$258,180
           Key management compensation
           Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

10.	Related Party Transactions – continued

	December 31, 2015	December 31, 2014	December 31, 2013
General and administrative – salaries	$578,887	$438,500	$436,000
Stock-based compensation	42,216	45,986	125,487
	$621,103	$484,486	$561,487

11.	Income Taxes

a)	Income tax recognized in profit or loss:

	2015	2014	2013

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	-	-	412,040
Deferred tax expense	-	-	-
Total	-	-	412,040
b)	Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2015	2014	2013

Net income (loss) for the year before taxes	$(5,044,012)	$(5,198,411)	$383,468
Combined federal and provincial income tax rate	26.00%	26.00%	25.75%
Expected income tax expense (recovery)	(1,311,000)	(1,352,000)	99,000
Increase (decrease) resulting from
Foreign tax rate differential Income taxed at reduced rate	-	-	(76,000)
SR&ED credit claims	(210,000)	(129,000)	-
Stock-based compensation	34,000	257,000	102,000
Non-deductible items	24,000	16,000	11,040
Tax adjustment from rate change and other	-	-	(6,000)
Change in unrecognized deferred tax assets	1,501,000	1,208,000	282,000
Income tax expense	$-	$-	$412,040

Effective July 1, 2013, the British Columbia provincial rate increased from 10.00% to 11.00%. The tax rate for the Federal corporate tax remained the same at 15.00%.  There were no changes to Federal or British Columbia provincial tax rates in the year ended December 31, 2015.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

11.          Income Taxes - continued

c)	The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2015	2014	2013

Deferred tax assets
Non-capital losses	$3,741,000	$2,469,000	$1,613,000
Equipment and other	76,000	74,000	98,000
Temporary differences relating to intellectual property costs	136,000	80,000	45,960
Foreign tax credit	412,000	412,040	412,040
Un-deducted SR&ED expenditure pool	320,000	234,000	74,000
Investment tax credit	239,000	177,000	-
Share issuance costs	100,000	77,000	-
Unrecognized deferred tax assets	(5,024,000)	(3,523,040)	(2,243,000)
	$-	$-	$-
Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods.  No deferred tax asset has been recognized as this criteria has not been met.
      At December 31, 2015, the Company has Canadian non capital losses totaling approximately $14,388,000 that expire beginning in 2026:

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

11.       Income Taxes - continued

Year of Expiry	Amount
2026	$6,000
2027	16,000
2028	533,000
2029	863,000
2030	-
2031	2,080,000
2032	2,290,000
2033	39,000
2034	3,908,000
2035	4,653,000
$14,388,000

12.    Refundable Tax Credit

During the year-ended December 31, 2013, the Company received an assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development claim filed by TrichoScience for the period ending December 21, 2010. As a result of the assessment, TrichoScience received a refundable investment tax credit in the amount of $150,783.

13.   Financial Instruments and Risk Management

As at December 31, 2015, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities, and warrants denominated in a foreign currency. The fair values of cash, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

• currency risk;
• credit risk;
• liquidity risk; and
• interest rate risk.

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk.  At December 31, 2015, the Company held US dollar cash balances of $12,229 (US$8,821)

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

13.   Financial Instruments and Risk Management - continued

(December 31, 2014: $296,880 or US $255,184).  A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$112 (US$88) on the cash balance held December 31, 2015.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking  into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.
The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2015:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$1,017,701	$1,017,701

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

Classification of financial instruments
Financial assets included in the statement of financial position are as follows:

	Classification	Level	December 31, 2015	December 31, 2014

Cash and cash equivalents	Loans and receivables	Level 1	$175,791	$535,114
Guaranteed Investment Certificate	Loans and receivables	Level 1	-	1,500,000
			$175,791	$2,035,114

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

13.  Financial Instruments and Risk Management - continued
Financial liabilities included in the statement of financial position are as follows:

	Classification	Level	December 31, 2015	December 31, 2014
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	Level 2	$1,017,701	$331,435
Derivative financial liabilities:
Warrants denominated in a foreign currency	Fair value through profit or loss	Level 2	-	3,633
			$1,017,701	$335,068

There were no changes to the Company’s fair value measurement levels during the year ended December 31, 2015 (2014: no change).  The Company does not have any Level 3 fair value measurements (2014: none).

14.  Commitments

The Company has entered into an operating lease agreement for its office premises.  The term of the lease is for three years ending on October 31, 2015.  The Company renewed the lease for an additional two years ending on October 31, 2017.  Subsequent to year-end the Company entered into a sublease agreement for the remaining term of the lease.  The annual commitments under the lease are as follows:

2016	2017
$143,707	$119,756

15.  Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary.  The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to continue advancing its technology and to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  The Company considers shareholders equity and working capital as components of its capital base.  The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program.  Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

15.  Capital Management – continued

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time  without  penalties. There has been no change in the Company’s approach to capital management during the year-ended December 31, 2015.

16.  Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the year-ended December 31, 2015, 2014 or 2013.

17.  Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.
18.   Events after the Reporting Date

On February 26, 2016, the Company announced it had closed a warrant incentive program (the “Program”) announced on February 9, 2016 where 1,113,623 warrants were exercised in connection with the Program at an exercise price of $0.22 for gross proceeds totaling $244,997. 1,113,623 additional common share purchase warrants (each an “Incentive Warrant”) were granted in connection with the Program, with each Incentive Warrant entitling the holder to purchase one additional common share expiring on February 25, 2018 at a price of $0.40 per share.

On April 4, 2016, the Company closed a non-brokered private placement of 1,887,625 shares at a price of $0.20 per share for gross proceeds of $377,525.  There were no warrants attached to the financing.

On April 13, 2016, the Company received approval from the TSX Venture Exchange (the “TSXV”) to extend the term of 2,043,555 share purchase warrants (the “Warrants”).  The original term of 1,643,555 of the Warrants was two years and expired on April 10, 2015 and the original term of 400,000 of the Warrants was two years and expired on May 21, 2015.  The Company previously received an extension from the TSXV for an additional year for the Warrants so that 1,643,555 Warrants will expire on April 10, 2016 and 400,000 Warrants will expire on May 21, 2016.  The Company proposed to extend the expiry date for a further one year period to April 10, 2017 for 1,643,555 of the Warrants and to May 21, 2017 for 400,000 of the Warrants.

The Company also announced that it has applied to the TSXV for approval to amend the exercise price of 737,000 warrants (the “2014 Warrants”) issued pursuant to the private placement announced on May 20, 2014 from $1,00 to $0.50 for the first year and from $1.25 to $0.50 for the second year, and to extend the expiry date from May 20, 2016 to May 20, 2018.  The exercise period for the 2014 Warrants will also be amended by reducing the exercise period to 30 days if, for any consecutive trading days during the unexpired term of the 2014 Warrants, the closing price of the Company’s listed shares exceeds $0.625.